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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67859

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/20 (MM/DD/YY) AND ENDING 6/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nobles & Richards, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 East Plano Parkway, Suite 220
(No. and Street)

Plano (City) Texas (State) 75074 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Richards (214) 533-6822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026 (Address) **Celeste** (City) **Texas** (State) **75423** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Ilonka Nobles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nobles & Richards, Inc., as of June 30, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

TERRI HERRING
My Notary ID # 132147112
Expires August 27, 2023

NOTARY PUBLIC STATE OF TEXAS

Ilonka Nobles
Signature

President : CCO
Title

Terri Herring
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nobles & Richards, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nobles & Richards, Inc. as of June 30, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nobles & Richards, Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nobles & Richards, Inc.'s management. Our responsibility is to express an opinion on Nobles & Richards, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nobles & Richards, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Nobles & Richards, Inc.'s financial statements. The supplemental information is the responsibility of Nobles & Richards, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Nobles & Richards, Inc.'s auditor since 2009.

Celeste, Texas
August 23, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

NOBLES & RICHARDS, INC.
Statement of Financial Condition
June 30, 2021

ASSETS

Cash	$ 51,563
Accounts receivable	11,644
Accounts receivable - other	6,751
Other assets	20
TOTAL ASSETS	$ 69,978

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities

Accounts payable and accrued expenses	$ 8,369
Commissions and salaries payable	4,000
PPP notes payable	89,225
Total Liabilities	101,594

Stockholders' Deficit

Common stock, $1.00 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	30,000
Accumulated deficit	(62,616)
TOTAL STOCKHOLDERS' DEFICIT	(31,616)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 69,978

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Income
Year Ended June 30, 2021

Revenue	
Private placement commissions	$ 812,775
Retainers and other fees	114,533
TOTAL REVENUE	927,308
Expenses	
Compensation and related costs	$ 875,368
Regulatory fees	33,704
Professional fees	18,325
Occupancy and equipment	18,000
Other expenses	41,653
TOTAL EXPENSES	987,050
NET LOSS	$ (59,742)

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2021

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at June 30, 2020	1,000	$ 1,000	$ 30,000	$ (2,874)	$ 28,126
Net loss	-	-	-	(59,742)	(59,742)
Balances at June 30, 2021	1,000	$ 1,000	$ 30,000	$ (62,616)	$ (31,616)

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Cash Flows
Year Ended June 30, 2021

Cash flows from operating activities:	
Net loss	$ (59,742)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities	
Decrease in accounts receivable	15,654
Increase in accounts receivable - other	(6,751)
Decrease in accounts payable and accrued expenses	(9,694)
Decrease in commissions and salaries payable	(9,297)
Net cash used in operating activities	(69,830)
Cash flows from financing activities:	
Proceeds from PPP note payable	38,802
Net decrease in cash	(31,028)
Cash at beginning of year	82,591
Cash at end of year	$ 51,563

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to financial statements.

5

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies**</u>

Nature of Business:

Nobles & Richards, Inc. (the Company), a Texas corporation, was incorporated in October 2007. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company provides regulatory guidance and support to companies issuing private securities, including serving as the managing broker-dealer on private placement offerings of securities on a best-efforts basis. The Company's registered representatives, or the issuer whose securities they are placing, are responsible for paying for all of their licensing and operating expenses, and generally reimburse the Company for these and other expenses incurred by the Company on their behalf. The Company's registered representatives and customers are located primarily in the state of Texas.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Private Placement Commissions

The Company participates in the distribution of securities in private placement offerings of securities on a best-efforts basis. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Reimbursed Expenses

The Company receives reimbursements of payroll, licensing, occupancy and professional fee expenses incurred by the Company on behalf of the issuers whose securities they are placing. Reimbursements of expenses are recorded on a net basis as the Company is acting as an agent, and recognized reimbursements of such expenses are incurred, as these costs are related to performance obligations that are satisfied over time.

Income Taxes

As of June 30, 2021, open Federal tax years subject to examination include the tax years ended June 30, 2018 through June 30, 2020.

The Company is also subject to state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2021, the Company had net capital of $34,871, which was $29,871 in excess of its required net capital of $5,000. The Company's net capital ratio was .48 to 1.

Note 3 - PPP Notes Payable

The Paycheck Protection Program ("PPP"), which was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses. As of June 30, 2021 the Company had two loans under the PPP, as follows:

Dated	Original Amount	Qualified For Forgiveness	Unused
May 3, 2020	$ 50,423.00	$ 50,423.00	
March 6, 2021	38,802.00	34,479.00	$ 4,323.00
Total	$ 89,225.00	$ 84,902.00	$ 4,323.00

Both loans mature in two years from funding and bear interest at a rate of 1.00% per annum, payable monthly. Funds from the loans were only used for qualified expenses. The Company believes that the entire amount of both loans will qualify for forgiveness under the CARES Act.

Note 4 - Commitments and Contingencies

Office Lease

The Company currently leases office space for $1,500 per month on a month-to-month basis. Rent expense totaled $18,000 for the year ended June 30, 2021.

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 - <u>**Income Taxes**</u>

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a net operating loss carryforward of approximately $100,000 available to offset future taxable income, which begins expiring in 2039. The net operating loss carryforward creates a deferred tax asset of approximately $21,000; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - <u>**Concentration of Revenue**</u>

Private placement commissions earned from one issuer of real estate related offerings located in Dallas, Texas accounted for approximately 65% of the Company's revenue for the year ended June 30, 2021.

One of the Company's registered representatives accounted for approximately 61% of the Company's compensation and related costs for the year ended June 30, 2021.

Note 7 - <u>**Retirement Plan**</u>

The Company has established a Simple IRA Plan (Plan) for its employees. The Company and employees may contribute to the Plan. The Company will contribute matching contributions equal to the elective deferral of each employee, but not more 3% of the individual employee's compensation. There were no company matching contributions during the year.

Note 9 - <u>**Subsequent Events**</u>

The Company has performed an evaluation of events that have occurred subsequent to June 30, 2021, through August 23, 2021, the date which the financial statements were available to be issued.

During August 2021, the Company was granted forgiveness for the $50,423 PPP loan.

NOBLES & RICHARDS, INC.
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2021

Computation of Net Capital

Total stockholders' deficit qualified for net capital	$	(31,616)
Other allowable credits - PPP notes payable qualified for forgiveness		84,902
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		11,644
Accounts receivable - other		6,751
Other assets		20
Total deductions and/or charges		18,415
Net Capital	$	34,871
Aggregate indebtedness		
Accounts payable and accrued expenses	$	8,369
Commissions and salaries payable		4,000
Unused PPP notes payable		4,323
Total aggregate indebtedness	$	16,692
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	29,871
Ratio of aggregate indebtedness to net capital		0.48

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under rule 15c3-1 as of June 30, 2021 as originally filed by Nobles & Richards, Inc. on Form X-17A-5 so a reconciliation is not necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nobles & Richards, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Nobles & Richards, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nobles & Richards, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nobles & Richards, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 23, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com



NOBLES & RICHARDS, INC.
(Member of FINRA)

Exemption Report

Nobles & Richards, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

> (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Nobles & Richards, Inc.

I, Ilonka Nobles, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Ilonka Nobles_
    President

July 15, 2021

801 E. Plano Parkway, Suite 220, Plano, Texas 75074
Phone (214) 642-6603 Fax (214) 279-0180